

August 16, 2012

Via E-mail
David Hallonquist
Chief Executive Officer
Play La Inc.
Unit 92
171 Main Street
Road Town, Tortola, BVI VG1110

    Re: **Play La Inc.**
             Form 20-F for Fiscal Year Ended December 31, 2011
             Filed April 4, 2012
             File No. 000-52311

Dear Mr. Hallonquist:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects
Operating Results

Revenue

1. Your explanation for the significant decrease in revenue in 2011 is overly general. Please expand your discussion to explain the underlying reasons why traffic generated by your websites and the advertising revenue they generated decreased from 2010 to 2011 and increased from 2009 to 2010. If there are several factors that caused the changes (addition of websites from purchases, loss of areas due to regulation, etc.), quantify the impact of each significant factor that caused revenue to materially vary between comparative periods. In addition, we believe that your discussion will be further enhanced by quantifying the change in traffic generated by your website and the revenue

David Hallonquist
Play La Inc.
August 16, 2012
Page 2

(advertising) model(s) primarily impacted that were attributable to the change in revenue each period. Please revise.

Cost of Sales

2. Your operating and financial review should include a discussion on cost of sales that quantifies and analyzes the impact of each significant component of cost of sales that caused this line item to materially vary between comparative periods as well as provide an explanation of the associated underlying reasons. Also in this regard, we note that cost of sales decreased disproportionally in relation to the decrease in revenue in 2011. Include in your discussion an analysis of the disproportionality. Please revise.

Financial Statements

3. Comparative financial statements that cover the latest three financial years are required by Item 8 of the Form 20-F instructions. Please revise to provide a Statement of Operation, Statement of Stockholder's Equity, and Statement of Cash Flows for 2009.

    With these additional audited financial statements for fiscal 2009, please also ensure that they are covered by the independent auditor's report for that period.

Note 3: Significant Accounting Policies
(g) Goodwill

4. We note that there was an impairment of goodwill of $39,403 at December 31, 2010. The following information is required to be disclosed in the notes to the financial statement that include the period in which the impairment loss is recognized in accordance with ASC 350-20-50-2:

    o A description of the facts and circumstances leading to the impairment.
    o The method of determining the fair value of the associated reporting unit (whether based on quoted market prices, prices of comparable business, a present value or other valuation technique, or a combination thereof).
    o The nature and amount of any significant adjustments made to the initial estimate of the impairment loss.

Auditor's Report

5. In the fiscal 2011 audit report of K.R. Margetson Ltd., we note that their explanatory (last) paragraph concerning the uncertainty about the Company's ability to continue as a going concern does not express the substantial doubt language. Consistent with its substantial doubt disclosure in the second paragraph of Note 2 – Going Concern Uncertainties, the auditor's report should also specifically state a conclusion concerning the existence of substantial doubt about the company's ability to continue as a going

David Hallonquist
Play La Inc.
August 16, 2012
Page 3

concern. We refer you to the guidance in paragraph 13 (and related footnote 5) in AU Section 341 of the PCAOB Standards. Please revise, as appropriate.

Other

6. Please amend your filing to include the disclosures required by Item 16F of Form 20-F in regards to the change in your independent accountant. In this regard, your disclosure should be similar to the disclosures included in your Form 6-K filed on November 23, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Joe Foti at 202- 551-3816 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief